Date    16 January 2001
Number  03/01



BHP IRON ORE TO PROGRESS
WORKPLACE IMPROVEMENTS

BHP Iron Ore will continue seeking business improvements at its Pilbara, Western Australian, iron ore operations following today's Federal Court ruling that an injunction preventing the offer of workplace agreements remain in place.

On 10 January 2001, Justice Kenny found that BHP Iron Ore's offer of workplace agreements was legal, but today ordered a stay of the injunction pending an expedited appeal of her original decision by the unions.

Justice Kenny indicated that the unions'appeal would be heard in the week commencing 19 February 2001.

President Western Australian BHP Iron Ore Graeme Hunt anticipated today's decision would only add another month or so to the reintroduction of a system that will deliver long-term benefits to the Company and employees.

"Workplace agreements remain BHP Iron Ore's preferred system of industrial regulation and we will vigorously defend our right to offer them to employees," he said.

"As has been the case over the past twelve months while this matter has been before the courts, we will continue to focus on workplace improvements, ensuring our iron ore business is one of the most competitive operations in the global market."

Justice Kenny also ruled that an injunction on unions taking industrial action remain in place pending the appeal.


Further information can be found on our Internet site: http://www.bhp.com

MEDIA RELATIONS
John Crowley, BHP Iron Ore
Ph:  61 8 9320 4395
Mob: 61 419 849 917

Michael Buzzard, Senior Media Relations Advisor
Ph:  61 3 9609 3709
Mob: 61 417 914 103

INVESTOR RELATIONS
Andrew Nairn, Senior Business Analyst
Ph:  61 3 9609 3952
Mob: 61 408 313 259

Francis McAllister
Vice President Investor Relations, Houston (North America)
Tel: 1 713  961 8625